SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. _____)*

Molecular Insight Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

60852M104
(CUSIP Number)

Elizabeth Keeley
Taconic Capital Advisors LP
450 Park Avenue
New York, NY  10022
(212) 209-3119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)
________________________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104	SCHEDULE 13D	Page 2 of 15 pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 20-5826144
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 762,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 762,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93% based on 26,031,018 shares outstanding. 1
14	TYPE OF REPORTING PERSON IA

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Person.

CUSIP No. 60852M104	SCHEDULE 13D	Page 3 of 15 pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 20-5366362
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 762,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 762,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93% based on 26,031,018 shares outstanding. 1
14	TYPE OF REPORTING PERSON IA

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Persons.

CUSIP No. 60852M104	SCHEDULE 13D	Page 4 of 15 pages

1	NAME OF REPORTING PERSONS TACONIC ASSOCIATES LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 20-0870712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 762,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 762,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93% based on 26,031,018 shares outstanding. 1
14	TYPE OF REPORTING PERSON OO

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Persons.

CUSIP No. 60852M104	SCHEDULE 13D	Page 5 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 762,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 762,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93% based on 26,031,018 shares outstanding. 1
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Persons.

CUSIP No. 60852M104	SCHEDULE 13D	Page 6 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 762,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 762,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93% based on 26,031,018 shares outstanding. 1
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants (as hereinafter defined) held by the Reporting Persons.

CUSIP No. 60852M104	SCHEDULE 13D	Page 7 of 15 pages

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company" or the “Issuer”).  The address of the principal executive offices of the Issuer is 160 Second Street, Cambridge, Massachusetts 02142.

Item 2.  Identity and Background

(a)  -  (c)

This Statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”)

i)	Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors L.P.”);
ii)	Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”);
iii)	Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates);
iv)	Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”); and
v)	Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens”).

This Statement relates to the Shares held for the account of Taconic Opportunity Fund L.P. (“Taconic Opportunity Fund”), a Delaware limited partnership.  Taconic Advisors and Taconic Advisors UK serve as the investment managers to the Taconic Opportunity Fund.  Taconic Capital Performance Partners LLC (“Taconic Partners”) serves as the general partner to Taconic Advisors LP.  Taconic Associates serves as the general partner to the Taconic Opportunity Fund.  Mr. Brody is a principal of Taconic Advisors LP, a director of Taconic Capital Services UK Ltd., the managing member of Taconic Advisors UK, and a manager of Taconic Partners and Taconic Associates.  Mr. Brosens is a principal of Taconic Advisors LP, a director of Taconic Capital Services UK Ltd., the managing member of Taconic Advisors UK, and a manager of Taconic Partners and Taconic Associates.  In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Common Stock held for the Taconic Opportunity Fund.

The address of the principal business office of each of Taconic Advisors LP, Taconic Associates, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London, UK W1K 3HY.

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its stakeholders on June 21, 2010.  The Other Stakeholders are Quintessence Fund L.P.; QVT Fund LP; McDonnell Loan Opportunity Fund Ltd.; Highland Capital Management, L.P.; and Pioneer Floating Rate Trust.  The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $163 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

CUSIP No. 60852M104	SCHEDULE 13D	Page 8 of 15 pages

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is an individual is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares acquired by the Reporting Persons were acquired for the account of Taconic Opportunity Fund, in connection with acquiring non-voting securities of the Issuer.  The source of funds was the working capital of the Reporting Persons.

The securities held for the Taconic Opportunity Fund may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms’ credit policies.  The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as being beneficially owned by them for investment purposes in their ordinary course of business.  Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (a) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, Warrants, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons, in a manner consistent with their investment intent, are evaluating, and are engaged in discussions with one or more of the Other Stakeholders regarding, the Company Proposals.  The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

CUSIP No. 60852M104	SCHEDULE 13D	Page 9 of 15 pages

The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate.  The Reporting Persons and Other Stakeholders delivered to the Company a written response ("the Written Response") to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

In addition to the foregoing, the Reporting Persons and/or any of the Other Stakeholders may evaluate, discuss and/or take action with respect to other plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company.  None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons and/or the Other Stakeholders may evaluate, discuss or determine to pursue.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

CUSIP No. 60852M104	SCHEDULE 13D	Page 10 of 15 pages

Item 5.  Interest in Securities of Issuer

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Reporting Persons as of the date of the filing of this Schedule 13D.  All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person whose percentage ownership is being calculated.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock1	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors L.P.	762,691	2.93%		762,691		762,691
Taconic Advisors UK	762,691	2.93%		762,691		762,691
Taconic Associates	762,691	2.93%		762,691		762,691
Mr. Brody	762,691	2.93%		762,691		762,691
Mr. Brosens	762,691	2.93%		762,691		762,691

1 Includes 762,691 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

Each of Taconic Advisors L.P., Taconic Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens, may be deemed to be the beneficial owner of 762,691 Shares (approximately 2.93% of the total number of Shares outstanding).  This amount consists of 762,691 Shares held for the account of Taconic Opportunity Fund.

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Other Stakeholders as of the date of the filing of this Schedule 13D.  If the Reporting Persons and one or more of the Other Stakeholders are deemed to constitute a “group,” the Reporting Persons may be deemed to beneficially own all shares beneficially owned by each of the persons as shown in the following table, which, when aggregated with the total holdings of the Reporting Persons, sums to 5,582,995 shares of Common Stock, or approximately 18.3% of the aggregate of (i) the Company’s 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Persons and the Other Stakeholders.  The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.  All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Other Stakeholder whose percentage ownership is being calculated.

CUSIP No. 60852M104	SCHEDULE 13D	Page 11 of 15 pages

Name of Other Stakeholder	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Quintessence Fund L.P.	201,8061	0.8%	0	201,806	0	201,806
QVT Fund LP	1,848,7242	6.9%	0	1,848,724	0	1,848,724

McDonnell Loan Opportunity Fund Ltd.	280,9923	1.1%	0	280,992	0	280,992

Highland Capital Management, L.P.	2,488,7824	9.0%	2,488,782	0	2,488,782	0
Pioneer Floating Rate Trust	0	0.00%	0	0	0	0

1 Includes 165,288 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

2 Includes 1,520,661 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

3 Includes 280,992 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

4 Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

(c)	The Reporting Persons have not effected any transaction in shares of Common Stock during the past 60 days.

(d)
No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)
It is inapplicable for the purposes herein to state the date on which any of the Reporting Persons ceased to be the owner of more than five percent (5%) of the issued and outstanding shares of Common Stock.

CUSIP No. 60852M104	SCHEDULE 13D	Page 12 of 15 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the Warrants and as set forth below, the Reporting Persons do not have any contracts, agreements, understandings or relationships among themselves, or between themselves and any person, with respect to any securities of the Issuer.

The Warrants were issued by the Company to Taconic Opportunity Fund on November 16, 2007 and are exercisable for shares of Common Stock at any time from and after such date until the fifth anniversary thereof at an exercise price of $5.87 per share.

The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010.  The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and Other Stakeholders delivered the Written Response to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

As described in Item 4, the Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Pursuant to Rule 13d-k promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

The Reporting Persons may from time to time enter into and unwind cash settled equity swaps, exchange traded or “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.

From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.  Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

CUSIP No. 60852M104	SCHEDULE 13D	Page 13 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2010	TACONIC CAPITAL ADVISORS L.P.

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: June 30, 2010	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LTD.,
its managing member

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

By: __/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: June 30, 2010	TACONIC ASSOCIATES LLC

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

By: __/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: June 30, 2010	KENNETH D. BRODY

By: __/s/ Kenneth D. Brody

Date: June 30, 2010	FRANK P. BROSENS

By: ___/s/ Frank P. Brosens

CUSIP No. 60852M104	SCHEDULE 13D	Page 14 of 15 pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated June 30, 2010 by and among Taconic Capital Advisors, Taconic Capital Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens

CUSIP No. 60852M104	SCHEDULE 13D	Page 15 of 15 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Molecular Insight Pharmaceuticals, Inc. dated as of June 30, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: June 30, 2010	TACONIC CAPITAL ADVISORS L.P.

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: June 30, 2010	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LTD.,
its managing member

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

By: __/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: June 30, 2010	TACONIC ASSOCIATES LLC

By: __/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

By: __/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: June 30, 2010	KENNETH D. BRODY

By: __/s/ Kenneth D. Brody

Date: June 30, 2010	FRANK P. BROSENS

By: ___/s/ Frank P. Brosens